Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

November 13, 2020

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Cloopen Group Holding Limited

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Cloopen Group Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Class A ordinary shares to be represented by American depositary shares (“ADSs”) in the United States and elsewhere. The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement and the non-public draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to Johnny Lei, the partner at KPMG Huazhen LLP, by telephone at 86-10-8508-7213, or via e-mail at johnny.lei@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

Enclosures

cc:

Changxun Sun, Chairman and Chief Executive Officer, Cloopen Group Holding Limited

Yipeng Li, Chief Financial Officer, Cloopen Group Holding Limited

Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

Johnny Lei, Partner, KPMG Huazhen LLP

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Wilson Sonsini Goodrich & Rosati, Professional Corporation

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